Nuveen Select Tax-Free Income Portfolio N-2ASR

Exhibit 99 (a)(2)

NUVEEN SELECT TAX-FREE INCOME PORTFOLIO

CERTIFICATE OF AMENDMENT

to
DECLARATION OF TRUST

The Trustees of Nuveen Select Tax-Free Income Portfolio (the “Trust”), a Massachusetts business trust, in accordance with Article XIII, Section 4 of the Declaration of Trust of the Trust, do hereby amend the Declaration of Trust as of this 28th day of November, 2001, subject to the consent of the Shareholders of the Trust:

Article XIII, Section 1 of the Declaration of Trust is hereby amended to read in its entirety:

Section 1. Termination of Trust. As provided in Article IX, Section 1, termination of the Trust prior to January 1, 2010 shall require an affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Shares, unless such action has previously been approved, adopted or authorized in accordance with the affirmative vote of two-thirds of the total number of Trustees fixed in accordance with the By-Laws, in which case the affirmative vote of the holders of at least a majority of the outstanding Shares will be required.

On or subsequent to January 1, 2010, the Trustees may, without a vote of the Shareholders of the Trust, (1) terminate the Trust by written notice to the Shareholders or (2) sell, convey and transfer the assets of the Trust, whether to another trust, partnership, association or corporation organized under the laws of any state of the United States or otherwise, in exchange for cash, shares or other securities with such transfer being made subject to, or with the assumption by the transferee of, the liabilities belonging to the Trust. Following such transfer, the Trustees shall distribute such cash, shares or other securities among the Shareholders of the Trust, and if all of the assets of the Trust have been so distributed, the Trust shall be terminated.

Subject to any requirements of the 1940 Act, upon termination of the Trust, after paying or otherwise providing for all charges, taxes, expenses and liabilities, whether due or accrued or anticipated, as may be determined by the Trustees, the Trust shall, in accordance with such procedures as the Trustees consider appropriate, reduce the remaining assets of the Trust to distrubutable form in cash or other securities, or any combination thereof, and distribute the proceeds to the holders of Shares on the date of termination in the manner set forth by resolution of the Trustees.

Prior to liquidating and terminating the Trust, the Trustees will consider whether such liquidation and termination is in the best interests of Shareholders. In considering this matter, the Trustees will take into account, among other factors, the adverse effect which capital losses realized upon disposition of securities in connection with liquidation (if any such losses are anticipated) would have on the Trust and its Shareholders.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned, being a majority of the Trustees of the Trust, have executed this instrument as of this 28th day of November, 2001.

/s/ Timothy R. Schwertfeger	/s/ James E. Bacon
Timothy R. Schwertfeger,	James E. Bacon,
as Trustee	as Trustee
333 West Wacker Drive	333 West Wacker Drive
Chicago, Illinois 60606	Chicago, Illinois 60606

/s/ William E. Bennett	/s/ Jack B. Evans
William E. Bennett,	Jack B. Evans,
as Trustee	as Trustee
333 West Wacker Drive	333 West Wacker Drive
Chicago, Illinois 60606	Chicago, Illinois 60606

/s/ William L. Kissick	/s/ Thomas E. Leafstrand
William L. Kissick,	Thomas E. Leafstrand,
as Trustee	as Trustee
333 West Wacker Drive	333 West Wacker Drive
Chicago, Illinois 60606	Chicago, Illinois 60606

/s/ Sheila W. Wellington
Sheila W. Wellington,
as Trustee
333 West Wacker Drive
Chicago, Illinois 60606